Exhibit 99.12

ACTION NO: **

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act,

R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving

PCL Employees Holdings Ltd.

BEFORE THE HONOURABLE JUSTICE D.R.G. THOMAS JUSTICE IN CHAMBERS EDMONTON, ALBERTA	) ) ) )	ON WEDNESDAY, THE 19th DAY OF MAY, 2010

INTERIM ORDER

UPON the application by petition of PCL Employees Holdings Ltd., (“PCLEH”) for an Interim Order pursuant to Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”);

AND upon having read the said Petition, the Affidavit of Gordon Maron, Vice-President and Secretary/Treasurer of PCLEH and the documents referred to therein, filed;

AND upon hearing Counsel for PCLEH;

AND upon concluding that the Plan of Arrangement proposed hereunder is fair to the shareholders of PCLEH;

IT IS HEREBY ORDERED AND ADJUDGED AS FOLLOWS:

Definitions

1.	For the purposes of this Order:

(a)	“ABCA” has the meaning given to it in the preamble of this Order.

(b)	“Arrangement Resolution” has the meaning given to it in paragraph 2 of this Order.

(c)	“Communication to Shareholders” has the meaning given to it in paragraph 3(c)(ii) of this Order.

(d)	“Corporate Electronic Mail System” means the internal electronic mail system of PCLEH and its subsidiaries permitting transmission of information by Electronic means pursuant to which the entire text and other contents of the document, notice or other information intended to be communicated to the recipient thereof (including photographs or other visual representations, if any, included within such communication) can be electronically transmitted to, and accessed and read by, the intended recipient thereof, provided that the content of such communication is:

(i)	accessible by the intended recipient so as to be usable for subsequent reference, and

(ii)	capable of being retained by that recipient.

and “Electronic Mail” means an Electronic message conveyed through the Corporate Electronic Mail System.

(e)	“Electronic” includes created, recorded, transmitted or stored in digital form or in any other intangible form by electronic, magnetic or optical means or by any other means that have similar capabilities for the creation, recording, transmission or storage of information and the term “Electronically” has a like meaning.

(f)	“Electronic Address” means, for a particular PCLEH Shareholder, the Electronic Mail address which has been assigned to that PCLEH Shareholder under the Corporate Electronic Mail System or such other Electronic Mail address which the PCLEH Shareholder has provided to PCLEH for the purposes of Electronic communication and under which Electronic communications can be sent to and received by such PCLEH Shareholder.

(g)	“Electronic Notice of Meeting” has the meaning given to it in paragraph 3(a) of this Order.

(h)	“Employee Ownership Plan” means the employee ownership plan in substantially the form attached to the Plan of Arrangement as Appendix “E ”.

(i)	“Final Application” has the meaning given to it in paragraph 19 of this Order.

(j)	“Final Application Time” has the meaning given to it in paragraph 19 of this Order.

(k)	“Meeting” has the meaning given to it in paragraph 2 of this Order.

(l)	“Meeting End Date” has the meaning given to it in paragraphs 3(h) and 12 of this Order.

(m)	“Meeting Home Page” has the meaning given to it in paragraph 3(b) of this Order.

(n)	“Meeting Links” means the Electronic links referenced in paragraphs 3(b), (c), (d) and (f) of this Order each of which will, subject to paragraph 7 of this Order, be accessible by each PCLEH Shareholder upon entry of an assigned password.

(o)	“Notice of Appearance” has the meaning given to it in paragraph 23 of this Order.

(p)	“PCLEH” has the meaning given to it in the preamble of this Order.

(q)	“PCLEH Common Shares” has the meaning given to it in paragraph 2 of this Order.

(r)	“PCLEH Shareholders” has the meaning given to it in paragraph 2 of this Order.

(s)	“Plan of Arrangement” has the meaning given to it in paragraph 2 of this Order.

(t)	“Record Date” has the meaning given to it in paragraph 17 of this Order.

(u)	“Shareholder Lenders” means banks and other lenders who have loaned money to PCLEH Shareholders on the security of PCLEH Common Shares.

(v)	Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the proposed Plan of Arrangement.

Meeting

2.	PCLEH shall call, hold and conduct, and each PCLEH Shareholder shall be entitled to Electronically attend, a special meeting (the “Meeting”) of holders (the “PCLEH Shareholders”) of its common voting and non-voting shares (“PCLEH Common Shares”) in the manner hereinafter stipulated to consider and, if deemed appropriate, approve, with or without amendment, a special resolution (the “Arrangement Resolution”) approving and adopting a plan of arrangement (the “Plan of Arrangement”) under Section 193 of the ABCA, in substantially the form attached to this Order as Exhibit “A”.

3.	Subject to paragraph 7 of this Order, the Meeting shall be called, held and conducted in the following manner:

(a)	No later than June 10, 2010 PCLEH shall send, by Electronic Mail, to each of the PCLEH Smallholders at his or her Electronic Address notice of the Meeting (the “Electronic Notice of Meeting”) in substantially the form attached hereto as Exhibit “B”;

(b)	The Electronic Notice of Meeting will contain an Electronic link to a PCLEH web site page (the “Meeting Home Page”) in substantially the format attached hereto as Exhibit “C”;

(c)	The Meeting Home Page shall contain the following Electronic links which shall be Electronically accessible to those accessing the Meeting Home Page:

(i)	A video message from Ross Grieve, Paul Douglas, and Peter Beaupré, having a text in substantially the form attached hereto as Exhibit “D ”;

(ii)	A document entitled “Communication to Shareholders of PCL Employees Holdings Ltd. Respecting a Proposal to Deregister with the Securities and Exchange Commission” (the “Communication to Shareholders”) in substantially the form attached hereto as Exhibit “E” and having Electronic links to other documents as indicated therein;

(iii)	A link entitled “Shareholder Dialogue/FAQ” which will contain sample questions and answers, or Electronic links to answers, in substantially the text attached hereto as Exhibit “F”. Such link shall also permit each PCLEH Shareholder to access a field in which PCLEH will post additional questions or comments from PCLEH Shareholders concerning the proposed Arrangement and the responses given by PCLEH to those questions or comments; and

(iv)	A link to the text of the proposed Arrangement Resolution with text in substantially the form attached hereto as Exhibit “G”.

(d)	The Meeting Home Page will also contain an Electronic link which:

(i)	will permit PCLEH Shareholders to electronically vote for or against the Arrangement Resolution; and

(ii)	will have the capability for PCLEH to identify the PCLEH Shareholder so voting and the numbers and classes of PCLEH Shares held by that PCLEH Shareholder;

(e)	Votes shall be tabulated and cumulative voting results, expressed as a percentage of votes cast for each class, shall be displayed on the Meeting Home Page, and updated no less frequently than once every 24 hours during the course of the Meeting;

(f)	The Communication to Shareholders shall contain at least the following Electronic links which shall be accessible where indicated in the text of the Communication to Shareholders:

(i)	A copy of the proposed Plan of Arrangement;

(ii)	A copy of the Employee Share Participation Plan;

(iii)	A copy of the Schedules 1, 2 and 3 to the Articles of Continuance for PCLEH as they would appear upon the Plan of Arrangement coming into effect, in substantially the form attached hereto as Appendices “A”, “B” and “C” to Exhibit “A” hereto;

(iv)	A copy of Schedules 1, 2 and 3 to the Articles of Continuance for PCLEH as they would appear upon the Plan of Arrangement coming into effect, “redlined” to highlight changes made to the existing Articles of Continuance, in substantially the form of Exhibit “H” hereto;

(v)	A copy of PCLEH’s unanimous shareholder agreement as it would appear upon amendment and upon the Plan of Arrangement coming into effect, in substantially the form attached as Appendix “D” to Exhibit “A” hereto;

(vi)	A copy of PCLEH’s unanimous shareholder agreement as it would appear upon amendment and upon the Plan of Arrangement coming into effect, “redlined” to highlight changes made to PCLEH’s existing unanimous shareholder agreement, in substantially the form attached hereto as Exhibit “I”; and

(vii)	A copy of this Interim Order along with a copy of the within Petition and supporting affidavit;

(g)	The Meeting Links shall, subject to paragraph 7 of this Order and subject to normal maintenance and system downtime, be open and accessible throughout the course of the Meeting; and

(h)	Subject to paragraph 12 of this Order, the Meeting shall continue until 12 noon Mountain Daylight Time September 9, 2010 (the “Meeting End Date”).

4.	PCLEH shall not be obliged to display questions submitted by PCLEH Shareholders through the Meeting Link referenced in subparagraph 3(c)(iii) of this Order, or to post responses to such questions if and to the extent that:

(a)	The PCLEH Shareholder submits such question on a confidential basis; or

(b)	PCLEH determines that the question is for any reason irrelevant, defamatory, scandalous or otherwise inappropriate.

5.	All notices, documents and other information accessible by link as aforesaid shall be in a printable format and each PCLEH Shareholder shall be entitled to make use of PCLEH facilities and supplies to print the same in hard copy.

6.	Subject to paragraph 12 of this Order, any PCLEH Shareholder wishing to do so may also personally attend at CLC Training Room, PCL Business Park, 5410 - 99 Street, Edmonton, Alberta, Canada, T6E 3P4 between the hours of 10:00 a.m. and 12:00 pm. Mountain Daylight Time (or such later time as PCLEH may deem appropriate) on the Meeting End Date to ask questions of PCLEH concerning the Plan of Arrangement. A PCLEH Shareholder attending in such manner and who has not yet voted, may cast his or her vote in person at that time.

7.	Notwithstanding paragraph 3 of this Order, a PCLEH Shareholder who has ceased employment with PCLEH or its subsidiaries prior to or during the course of the Meeting may be denied access to the Corporate Electronic Mail System that he or she had enjoyed up until the time of such cessation from employment provided that, in such event, the PCLEH Shareholder shall, if he or she has not yet cast a vote as at the time of such cessation from employment:

(a)	subject to paragraph 12 or this Order, remain entitled to attend at the address, and vote in the manner, stipulated under paragraph 6 of this Order;

(b)	where the Shareholder was denied such access prior to the date of sending of the Electronic Notice of Meeting, PCLEH shall either personally deliver to that PCLEH Shareholder, or mail by ordinary post to that PCLEH Shareholder’s last known mailing address or deliver Electronically to his or her Electronic Address, if known, copies of the Electronic Notice of Meeting together with a further communication stipulating how electronic access under subparagraph 7 (c) (ii) can be arranged or established;

(c)	PCLEH shall, no later than the earlier of June 14, 2010 or 14 days after such denial to access becomes effective, either:

(i)	personally deliver to that PCLEH Shareholder, or mail by ordinary post to that PCLEH Shareholder’s last known mailing address, printed copies of this Order together with all Exhibits hereto; or

(ii)	establish reasonable access for that PCLEH Shareholder to a website which permits Electronic access to the Meeting Home Page and to each of the Meeting Links,

and where the Meeting is ended prior to the original Meeting End Date under paragraph 12 of this Order, such PCLEH Shareholder shall be notified in writing, by personal delivery or by or mail by ordinary post to that PCLEH Shareholder’s last known postal address that the Arrangement Resolution has been carried or has been defeated as the case may be.

8.	Each PCLEH Shareholder whose name is entered on the register of shareholders of PCLEH at the close of business on the Record Date shall be entitled to one (1) vote for each PCLEH Common Share registered in his or her name. Any vote duly cast by a person who is a PCLEH Shareholder as at the Record Date but who for any reason ceases to be a PCLEH Shareholder before the Meeting End Date shall be counted for purposes of paragraphs 9 and 10 of this Order.

9.	If PCLEH Shareholders of each class holding a majority PCLEH Shares of that class outstanding as at the Record Date (without regard to series) cast a vote in either of the mariners permitted under paragraphs 3 (d) and 6 of this Order (and whether for or against the Arrangement Resolution) a quorum of PCLEH Shareholders shall for all purposes in respect of the Meeting be deemed to have been achieved.

10.	The vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 75% per cent of the total votes cast by the PCLEH Shareholders, of each class, entitled to vote during the Meeting (excluding from the count of total votes cast any spoiled, illegible or defective ballots and abstentions).

11.	Each of the persons who are PCLEH Shareholders as at the Meeting End Date shall, not later than 7 days after the Meeting End Date, be notified by Electronic Mail (or, in any case where a PCLEH Shareholder no longer has an Electronic Address then by ordinary post to that PCLEH Shareholder’s last known address) whether a quorum for the Meeting was achieved and, if so, whether the Arrangement Resolution was carried or defeated.

12.	Where sufficient votes have, prior to the Meeting End Date, been cast to establish a quorum and to either pass or defeat the Arrangement Resolution and any votes not cast would not, if cast, have the potential to change that outcome, PCLEH may deem the Meeting to be at an end prior to the Meeting End Date originally stipulated under paragraph 3(h) of this Order (in which event “Meeting End Date” shall for purposes of paragraph 11 hereof be deemed to be the date so ended) and the Arrangement Resolution shall be deemed carried or defeated as the case may be and a final day of personal meeting as contemplated under paragraph 6 of this Order shall no longer be required. Where the Arrangement Resolution has been so deemed to be carried, PCLEH may proceed with application for a Final Order under paragraph 19 hereof and may seek an earlier Final Application Time upon such terms as this Honourable Court deems appropriate.

Amendments

13.	PCLEH may amend, modify or add to the Plan of Arrangement at any time and from time to time prior to the Effective Time; provided that each such amendment, modification or addition, if material, is approved by this Honourable Court and, if required by this Honourable Court, approved by the PCLEH Shareholders in such manner as this Honourable Court may direct.

14.	Any such material amendment, modification or addition shall be notified to the PCLEH Shareholders in writing in such manner as this Honourable Court may direct.

Adjournments, Extensions and Postponements

15.	PCLEH shall be entitled to adjourn, postpone or extend the Meeting, on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the PCLEH Shareholders respecting the adjournment, extension or postponement. Notice of any such adjournment, extension or postponement shall be given in the same manner as the Electronic Notice of Meeting is provided to PCLEH Shareholders under paragraph 3(a) of this Order or, where a PCLEH Shareholder has ceased to be employed by PCLEH or any of its subsidiaries, then in the same manner that notification of the change of Meeting End date is to be provided under paragraph 7 of this Order.

16.	At any time prior to entry of the Final Order PCLEH may revoke and terminate the Plan of Arrangement and it shall cease to be of any effect whatsoever.

Record Date

17.	Only PCLEH Shareholders of record at the close of business on June 1, 2010 (the “Record Date”) will be entitled to receive notice of, and vote at, the Meeting or any adjournments, extensions or postponements thereof.

Sell Rights

18.	Each registered PCLEH Shareholder voting against the Arrangement Resolution shall also be entitled, in his or her discretion, but shall not be obliged, to require that PCLEH repurchase his or her shares in the manner, and subject to the provisions, set out under the Plan of Arrangement.

Application for Final Order

19.	Upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, PCLEH shall, subject to paragraph 16 of this Order, apply before this Honourable Court for approval of the Plan of Arrangement, which application (the “Final Application”) shall be heard by this Honourable Court, at the Law Courts Building, in the City of Edmonton, in the Province of Alberta, on September 17, 2010 at the hour of 10:00 a.m. (the “Final Application Time”) or so soon thereafter as Counsel may be heard.

20.	Any Shareholder Lender that has not by the Final Application Time provided to PCLEH written confirmation that it does not object to the Plan of Arrangement shall be given no less than thirty (30) days written notice of the Final Application by service upon such Shareholder Lender of the within Petition along with a copy of this Interim Order, together with each of its Exhibits.

21.	PCLEH may at any time on or prior to the Final Application Time:

(a)	seek direction from this Honourable Court as to acceptable methods of service upon Shareholder Lenders;

(b)	seek an order deeming service upon a Shareholder Lender good and sufficient; or

(c)	seek an abridgment of time for service;

and this Honourable Court may issue such orders as it deems appropriate.

22.	The Final Application Time may be varied upon ex parte application of PCLEH to this Honourable Court provide however that notice of the Final Application Date so varied shall be given to such interested parties and in such manner as this Honourable Court deems fit.

23.	Any PCLEH Shareholder and any other person that this Honourable Court deems sufficiently interested, may appear on the Final Application for the approval of the Plan of Arrangement, or to oppose or seek a reversal or variation of any declaration or other determination made under this Interim Order, provided that such PCLEH Shareholder or other person shall file with this Honourable Court and serve on the solicitors for PCLEH, with proof of service, on or before September 10, 2010 a notice (a “Notice of Appearance”) setting out the address for service in respect of such PCLEH Shareholder or other person and indicating whether such PCLEH Shareholder or other person intends to oppose the application or make submissions thereat, together with any evidence or materials which are to be presented to this Honourable Court, such Notice of Appearance to be served by delivery at the address set forth below:

Reynolds, Mirth, Richards & Farmer LLP

Barristers and Solicitors

3200, 10180 – 101 Street

Edmonton, Alberta T5J 3W8

Facsimile:        (780) 429-3044

Attention:        R. W. Ewasiuk, Q.C. or D.R. Noel Q.C.

24.	In the event the application for the Final Order is adjourned, only those persons who have filed and served a Notice of Appearance shall be served with notice of such adjournment.

Judgments & Declarations

25.	Subject to paragraph 23 of this Order, it is hereby declared and adjudged that:

(a)	a Meeting held in accordance with the provisions of this Order shall be a meeting of PCLEH Shareholders of all classes and series for all purposes of the ABCA, and of PCLEH’s bylaws and articles of continuance;

(b)	neither the dissemination of information to PCLEH Shareholders as provided for in paragraph 3 of this Order or the voting procedures set out hereunder constitute a solicitation of proxies within the meaning of the ABCA, the Securities Act (Alberta) or any regulations, rules, instruments or orders promulgated or adopted thereunder and further and in any event no management proxy circulars or other forms of information and no other formalities shall be required to conduct and hold the Meeting in the manner stipulated herein;

(c)	Electronic delivery to the Electronic Address of a PCLEH Shareholder of the Notice of Electronic Meeting and the giving of Electronic access to such PCLEH Shareholder to the Meeting Links as provided for under paragraph 3 of this Order shall be deemed good and sufficient service upon such PCLEH Shareholder of notice of the Final Application; and

(d)	leave to serve notice of the Final Application, in the manner herein permitted or as this Honourable Court may otherwise require or permit, outside the jurisdiction of this Court, is hereby granted.

General

26.	PCLEH shall be entitled at any time vary this Interim Order upon application to this Honourable Court.

JUSTICE OF THE COURT OF QUEEN’S BENCH OF ALBERTA

ENTERED this 19 day of May, 2010.

Clerk of the Court of Queen’s Bench Of Alberta

Action No.: 1003 08287

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business

Corporations Act, R.S.A. 2000, c.B-9, as amended

AND IN THE MATTER OF a proposed arrangement

involving PCL Employees Holdings Ltd.

ORDER

REYNOLDS MIRTH RICHARDS & FARMER LLP

3200,10180- 101 STREET

EDMONTON, AB

T5J 3W8

LAWYER: TELEPHONE: FAX: FILE NO:	DENIS R. NOEL, Q.C; and RICKY W. EWASIUK, Q.C. (780) 425-9510 (780) 429-3044 75245-008

Document2;May 19,2010